FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: August 1, 2013

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Three Months Ended June 30, 2013

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Three Months Ended June 30, 2013

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Three Months Ended June 30, 2013

(1) Consolidated results of operations					(% of change from previous period)
	Net sales		Profit (loss) from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Three Months ended June 30, 2013	331,655	11.4	25,398	—	34,813	636.5	22,651	244.8
Three Months ended June 30, 2012	297,726	(2.5)	(2,002)	—	4,727	(88.2)	6,570	(73.5)

(Note) Comprehensive income (loss):

143,687 million yen for the three months ended June 30, 2013.

(25,765) million yen for the three months ended June 30, 2012.

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted
	Yen	Yen
Three Months ended June 30, 2013	123.48	123.48
Three Months ended June 30, 2012	35.82	35.82

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
June 30, 2013	2,442,832	1,846,730	1,774,551	72.6
March 31, 2013	2,282,853	1,714,942	1,646,157	72.1

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2013	—	60.00	—	60.00	120.00
Year ending March 31, 2014	—	—	—	—	160.00

(Note) Dividends per share for the year ending March 31, 2014 are forecasted to be 160.00 yen on an annual basis.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2014

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2014	1,400,000	9.4	140,000	82.0	150,000	48.0	96,000	44.4	523.34

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the three months ended June 30, 2013.

(Notes)

(1) Increase or decrease in significant subsidiaries during the three months ended June 30, 2013: None.

(2) Adoption of concise quarterly accounting method or procedure: None.

(3) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “3. OTHER INFORMATION” on page 15.

(ii) Changes due to other than adoption of new accounting standards: None.

(4) Number of shares (common stock):

(i) Number of shares issued:

191,309,290 shares at June 30, 2013	191,309,290 shares at March 31, 2013

(ii) Number of treasury stock:

7,871,196 shares at June 30, 2013	7,869,470 shares at March 31, 2013

(iii) Average number of shares outstanding:

183,438,728 shares for the three months ended June 30, 2013	183,443,564 shares for the three months ended June 30, 2012

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of review procedure under the Financial Instruments and Exchange Law of Japan. Review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 10.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Three Months Ended June 30, 2013

Economic Situation and Business Environment

During the three months ended June 30, 2013 (“the first quarter”), the Japanese economy recovered moderately on the back of heightened expectations regarding governmental economic policy and the effect of already adopted financial measures coupled with an improvement in the export environment reflecting the yen’s depreciation, as well as signs of a turnaround in corporate earnings and personal consumption. Overseas, the U.S. economy was characterized by growth in personal consumption, expansion in housing investment and improvement in the employment situation, while the European economy was weak overall. At the same time, growth in the Chinese economy has continued to slow.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera”), shipment volume was sluggish overall for conventional mobile phones, PCs and flat-screen TVs, while shipment volume of smartphones and tablet PCs increased significantly compared with the three months ended June 30, 2012 (“the previous first quarter”). The solar energy market in Japan grew significantly compared with the previous first quarter due primarily to growth in demand in the public and commercial sectors resulting from the feed-in tariff for renewable energy.

Consolidated Financial Results

Consolidated net sales for the first quarter increased by ¥33,929 million, or 11.4%, to ¥331,655 million, compared with ¥297,726 million in the previous first quarter, due in part to increased sales in the Applied Ceramic Products Group and the Information Equipment Group, as well as the effect of the yen’s depreciation. Profit considerably exceeded that of the previous first quarter, reflecting the impact of sales growth and enhanced productivity in the Components Business, combined with the absence of an environmental remediation charge of ¥21,300 million at AVX Corporation, a U.S.-based consolidated subsidiary, which was recorded in the previous first quarter (Please refer to “(3) Financial Settlement between AVX Corporation, the Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site” on page 8). Profit from operations increased by ¥27,400 million to ¥25,398 million, compared with operating loss of ¥2,002 million in the previous first quarter. Income before income taxes increased by ¥30,086 million, or 636.5%, to ¥34,813 million, compared with ¥4,727 million in the previous first quarter, and net income attributable to shareholders of Kyocera Corporation increased by ¥16,081 million, or 244.8%, to ¥22,651 million, compared with ¥6,570 million in the previous first quarter.

Average exchange rates for the first quarter were ¥99 to the U.S. dollar, marking depreciation of ¥19 (approximately 24%) from ¥80 in the previous first quarter, and ¥129 to the Euro, marking depreciation of ¥26 (approximately 25%) from ¥103 in the previous first quarter. As a result, net sales and income before income taxes were pushed up by approximately ¥36 billion and ¥7 billion, respectively, compared with the previous first quarter.

	Three months ended June 30,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥297,726	100.0	¥331,655	100.0	¥33,929	11.4
Profit (loss) from operations	(2,002)	(0.7)	25,398	7.7	27,400	—
Income before income taxes	4,727	1.6	34,813	10.5	30,086	636.5
Net income attributable to shareholders of Kyocera Corporation	6,570	2.2	22,651	6.8	16,081	244.8
Diluted earnings per share attributable to shareholders of Kyocera Corporation	35.82	—	123.48	—	—	—
Average US$ exchange rate	80	—	99	—	—	—
Average Euro exchange rate	103	—	129	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales in this reporting segment decreased slightly compared with the previous first quarter due to a decline in component demand for flat-screen TVs and PCs, which more than off-set an increase in sales of automotive components. However, operating profit increased compared with the previous first quarter due primarily to the effect of a reduction in costs.

2) Semiconductor Parts Group

Sales and operating profit in this reporting segment increased compared with the previous first quarter due to growth in demand for ceramic packages for digital consumer equipment and communications infrastructure, as well as an increase in sales of organic packages such as those used in servers.

3) Applied Ceramic Products Group

Sales in the solar energy business increased substantially in the public and commercial sectors, including mega-solar power projects, and grew solidly in the residential sector as well. Sales in the cutting tool business also increased, and as a result overall sales in this reporting segment were up considerably from the previous first quarter. Operating profit increased significantly over the previous first quarter due primarily to higher sales in the solar energy business.

4) Electronic Device Group

Sales in this reporting segment increased compared with the previous first quarter due to growth in sales of capacitors and connectors, as well as the effect of the yen’s depreciation. Operating profit increased markedly due to the absence of the environmental remediation charge at AVX Corporation recorded in the previous first quarter, and the effect of a reduction in costs.

5) Telecommunications Equipment Group

Despite growth in sales of mobile phones overseas, sales of conventional mobile phones decreased in Japan. As a result, sales in this reporting segment decreased compared with the previous first quarter, and an operating loss was recorded.

6) Information Equipment Group

Sales in this reporting segment increased compared with the previous first quarter due to an increase in sales volume driven by new product introductions, as well as vigorous market cultivation and sales expansion activities, in addition to the effect of the yen’s depreciation. Operating profit increased compared with the previous first quarter despite an increase in costs such as sales promotion costs.

7) Others

Sales in this reporting segment increased compared with the previous first quarter due mainly to an increase in sales at Kyocera Communication Systems Co. Ltd. Operating profit decreased, however, due to an increase in basic R&D expenses for the development of new technologies and new products.

Net Sales by Reporting Segment

	Three months ended June 30,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥19,069	6.4	¥18,716	5.7	¥(353)	(1.9)
Semiconductor Parts Group	38,400	12.9	41,474	12.5	3,074	8.0
Applied Ceramic Products Group	42,600	14.3	61,496	18.5	18,896	44.4
Electronic Device Group	69,891	23.5	73,315	22.1	3,424	4.9

Total Components Business	169,960	57.1	195,001	58.8	25,041	14.7
Telecommunications Equipment Group	41,521	14.0	38,512	11.6	(3,009)	(7.2)
Information Equipment Group	58,483	19.6	70,713	21.3	12,230	20.9

Total Equipment Business	100,004	33.6	109,225	32.9	9,221	9.2
Others	34,689	11.6	38,061	11.5	3,372	9.7
Adjustments and eliminations	(6,927)	(2.3)	(10,632)	(3.2)	(3,705)	—

Net sales	¥297,726	100.0	¥331,655	100.0	¥33,929	11.4

Operating Profit (Loss) by Reporting Segment

	Three months ended June 30,				Increase (Decrease)
	2012		2013
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥2,334	12.2	¥2,903	15.5	¥569	24.4
Semiconductor Parts Group	5,705	14.9	7,923	19.1	2,218	38.9
Applied Ceramic Products Group	1,483	3.5	8,041	13.1	6,558	442.2
Electronic Device Group	(17,503)	—	6,170	8.4	23,673	—

Total Components Business	(7,981)	—	25,037	12.8	33,018	—
Telecommunications Equipment Group	(206)	—	(1,406)	—	(1,200)	—
Information Equipment Group	5,702	9.7	6,067	8.6	365	6.4

Total Equipment Business	5,496	5.5	4,661	4.3	(835)	(15.2)
Others	1,244	3.6	752	2.0	(492)	(39.5)

Operating profit (loss)	(1,241)	—	30,450	9.2	31,691	—
Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary	6,030	—	4,645	—	(1,385)	(23.0)
Adjustments and eliminations	(62)	—	(282)	—	(220)	—

Income before income taxes	¥4,727	1.6	¥34,813	10.5	¥30,086	636.5

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales in Japan for the first quarter increased compared with the previous first quarter due primarily to an increase in sales in the solar energy business, despite a decrease in sales in the Telecommunications Equipment Group.

2) Asia

Sales in Asia for the first quarter increased compared with the previous first quarter due primarily to an increase in sales in the Electronic Device Group including connectors and capacitors, as well as the effect of the yen’s depreciation.

3) Europe

Sales in Europe for the first quarter increased compared with the previous first quarter due primarily to an increase in sales in the Information Equipment Group affected by growth in sales volume of printers and multifunctional products and the yen’s depreciation.

4) United States of America

Sales in the United States of America for the first quarter increased compared with the previous first quarter due to sales growth in the Information Equipment Group and the Telecommunications Equipment Group resulting from increased sales volume of mobile phones, as well as the effect of the yen’s depreciation.

5) Others

Sales in Others for the first quarter increased compared with the previous first quarter due primarily to an increase in sales in the Information Equipment Group and the Telecommunications Equipment Group.

	Three months ended June 30,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥133,111	44.7	¥139,118	41.9	¥6,007	4.5
Asia	55,527	18.7	68,243	20.6	12,716	22.9
Europe	47,166	15.8	56,282	17.0	9,116	19.3
United States of America	49,498	16.6	52,189	15.7	2,691	5.4
Others	12,424	4.2	15,823	4.8	3,399	27.4

Net sales	¥297,726	100.0	¥331,655	100.0	¥33,929	11.4

(2) Consolidated Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at June 30, 2013 decreased by ¥24,568 million to ¥280,886 million from ¥305,454 million at March 31, 2013.

1) Cash flows from operating activities

Net cash provided by operating activities for the first quarter decreased by ¥902 million to ¥27,785 million from ¥28,687 million for the previous first quarter. This was due mainly to that increases in cash outflow adjustments related to certain liabilities, including notes and accounting payables, accrued income taxes as well as other current and non-current liabilities, exceeded increases in net income and cash inflow adjustments related to receivables.

2) Cash flows from investing activities

Net cash used in investing activities for the first quarter increased by ¥29,756 million to ¥47,380 million from ¥17,624 million for the previous first quarter. This was mainly because increases in acquisition of time deposits and certificate of deposits and in payment for purchase of held-to-maturity securities exceeded an increase in withdrawal of time deposits and certificate of deposits.

3) Cash flows from financing activities

Net cash used in financing activities for the first quarter increased by ¥1,855 million to ¥11,579 million from ¥9,724 million for the previous first quarter. This was due mainly to a decrease in proceeds from issuance of short-term debt.

	Three months ended June 30,
	2012	2013
	(Yen in millions)
Cash flows from operating activities	¥28,687	¥27,785
Cash flows from investing activities	(17,624)	(47,380)
Cash flows from financing activities	(9,724)	(11,579)
Effect of exchange rate changes on cash and cash equivalents	(5,981)	6,606
Net decrease in cash and cash equivalents	(4,642)	(24,568)
Cash and cash equivalents at beginning of period	273,288	305,454
Cash and cash equivalents at end of period	¥268,646	¥280,886

(3)  Financial Settlement between AVX Corporation, the Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site

On October 10, 2012, AVX Corporation (“AVX”), a consolidated subsidiary of Kyocera Corporation in the United States, and the Environmental Protection Agency (“EPA”) announced that they had reached a financial settlement with respect to the EPA’s ongoing clean up of the New Bedford Harbor Superfund site in New Bedford, Massachusetts.

AVX’s involvement in this site arose from the operations of an alleged legal predecessor, Aerovox Corporation, which produced liquid filled capacitors adjacent to the harbor from the late 1930s through the early 1970s. Subsequent owners of the facility are dissolved or in bankruptcy. AVX itself never produced this type of capacitor, nor does it do so today.

Following legal action brought in 1983, AVX reached a settlement agreement with the United States and the Commonwealth of Massachusetts with respect to their claims relating to harbor clean up and alleged natural resource damages in 1992. That agreement was contained in a Consent Decree whereby AVX paid $72 million, including interest, toward the harbor clean up and natural resource damages. That agreement included reopener provisions allowing the EPA to institute new proceedings against AVX, including the right to seek to have AVX perform or pay for additional clean up under certain circumstances.

On April 18, 2012, the EPA issued to AVX a Unilateral Administrative Order directing AVX to perform the remainder of the harbor clean up, invoking the clean up reopeners described above.

After settlement negotiations, including mediation, between the parties, the current proposed agreement with the EPA and the Commonwealth of Massachusetts was reached whereby AVX will pay $366 million, plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean up of the harbor, and the EPA will withdraw the Unilateral Administrative Order.

The proposed agreement is contained in a Supplemental Consent Decree that modifies certain provisions of the 1992 Consent Decree, including elimination of the governments’ right to invoke the clean up reopener provisions in the future. The EPA filed the Supplemental Consent Decree in the United States District Court for the District of Massachusetts on October 10, 2012. The settlement, which is currently being reviewed, requires approval by the United States District Court before becoming final.

AVX and Kyocera recorded a charge with respect to this matter of ¥7,900 million ($100 million) for the year ended March 31, 2012, and ¥21,300 million ($266 million) for the three months ended June 30, 2012, which were included in selling general and administrative expenses in the consolidated statements of income.

(4)  Consolidated Financial Forecasts for the Year Ending March 31, 2014 (“fiscal 2014”)

While uncertainty remains regarding the trends of the European and Chinese economies going forward, the Japanese and the U.S. economies are expected to continue expanding from the second quarter (the three months from July 1 to September 30, 2013). The business environment is projected to improve in the digital consumer equipment and industrial machinery markets from the second quarter. In addition, demand for solar power generating systems is projected to continue rising in Japan.

Based on this outlook for the business environment, there is no change to the sales and profit forecasts for fiscal 2014 that were announced on April 25, 2013. Kyocera forecasts the average exchange rates of ¥95 to the U.S. dollar and ¥123 to the Euro from the second quarter to the fourth quarter (from July 1, 2013 to March 31, 2014). As a result, Kyocera has revised full-year exchange rate forecasts for fiscal 2014 to ¥96 to the U.S. dollar from ¥95 and ¥124 to the Euro from ¥123, reflecting the results of the first quarter.

	Results for the year ended March 31, 2013		Forecasts for the year ending March 31, 2014 announced on April 25, 2013		Increase (Decrease) to Results
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥1,280,054	100.0	¥1,400,000	100.0	119,946	9.4
Profit from operations	76,926	6.0	140,000	10.0	63,074	82.0
Income before income taxes	101,363	7.9	150,000	10.7	48,637	48.0
Net income attributable to shareholders of Kyocera Corporation	66,473	5.2	96,000	6.9	29,527	44.4

Note:	Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the yen’s appreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2013		June 30, 2013		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥305,454		¥280,886		¥(24,568)
Short-term investments in debt securities	43,893		71,745		27,852
Other short-term investments	179,843		186,156		6,313
Trade notes receivables	27,061		29,260		2,199
Trade accounts receivables	268,927		245,257		(23,670)
Less allowances for doubtful accounts and sales returns	(4,705)		(4,835)		(130)
Inventories	296,450		312,858		16,408
Advance payments	65,812		65,342		(470)
Deferred income taxes	47,349		40,082		(7,267)
Other current assets	38,299		39,897		1,598

Total current assets	1,268,383	55.6	1,266,648	51.9	(1,735)

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	506,490		661,258		154,768
Other long-term investments	12,661		12,396		(265)

Total investments and advances	519,151	22.7	673,654	27.6	154,503

Property, plant and equipment:
Land	61,808		62,596		788
Buildings	323,014		331,067		8,053
Machinery and equipment	788,692		803,783		15,091
Construction in progress	13,546		13,406		(140)
Less accumulated depreciation	(918,236)		(938,680)		(20,444)

Total property, plant and equipment	268,824	11.8	272,172	11.1	3,348

Goodwill	103,425	4.5	106,960	4.4	3,535
Intangible assets	54,583	2.4	55,655	2.3	1,072
Other assets	68,487	3.0	67,743	2.7	(744)

Total non-current assets	1,014,470	44.4	1,176,184	48.1	161,714

Total assets	¥2,282,853	100.0	¥2,442,832	100.0	¥159,979

	March 31, 2013		June 30, 2013		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥3,135		¥2,813		¥(322)
Current portion of long-term debt	9,817		10,564		747
Trade notes and accounts payable	111,249		114,763		3,514
Other notes and accounts payable	52,018		45,956		(6,062)
Accrued payroll and bonus	52,420		43,828		(8,592)
Accrued income taxes	22,214		8,129		(14,085)
Other accrued liabilities	39,135		37,623		(1,512)
Other current liabilities	36,642		36,852		210

Total current liabilities	326,630	14.3	300,528	12.3	(26,102)

Non-current liabilities:
Long-term debt	20,855		22,261		1,406
Accrued pension and severance liabilities	36,322		35,924		(398)
Deferred income taxes	146,229		197,906		51,677
Other non-current liabilities	37,875		39,483		1,608

Total non-current liabilities	241,281	10.6	295,574	12.1	54,293

Total liabilities	567,911	24.9	596,102	24.4	28,191

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	163,062		163,079		17
Retained earnings	1,368,512		1,380,157		11,645
Accumulated other comprehensive income	50,138		166,887		116,749
Common stock in treasury, at cost	(51,258)		(51,275)		(17)

Total Kyocera Corporation shareholders’ equity	1,646,157	72.1	1,774,551	72.6	128,394

Noncontrolling interests	68,785	3.0	72,179	3.0	3,394

Total equity	1,714,942	75.1	1,846,730	75.6	131,788

Total liabilities and equity	¥2,282,853	100.0	¥2,442,832	100.0	¥159,979

Note: Accumulated other comprehensive income is as follows:

	March 31, 2013	June 30, 2013	Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥135,248	¥232,565	¥97,317
Net unrealized losses on derivative financial instruments	(68)	(119)	(51)
Pension adjustments	(23,415)	(23,713)	(298)
Foreign currency translation adjustments	(61,627)	(41,846)	19,781

Total	¥50,138	¥166,887	¥116,749

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Three months ended June 30,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥297,726	100.0	¥331,655	100.0	¥33,929	11.4
Cost of sales	222,925	74.9	245,298	74.0	22,373	10.0

Gross profit	74,801	25.1	86,357	26.0	11,556	15.4
Selling, general and administrative expenses	76,803	25.8	60,959	18.3	(15,844)	(20.6)

Profit (loss) from operations	(2,002)	(0.7)	25,398	7.7	27,400	—
Other income (expenses):
Interest and dividend income	6,230	2.1	7,539	2.3	1,309	21.0
Interest expense	(433)	(0.1)	(492)	(0.2)	(59)	—
Foreign currency transaction gains, net	1,099	0.4	1,721	0.5	622	56.6
Other, net	(167)	(0.1)	647	0.2	814	—

Total other income (expenses)	6,729	2.3	9,415	2.8	2,686	39.9

Income before income taxes	4,727	1.6	34,813	10.5	30,086	636.5
Income taxes	950	0.3	10,892	3.3	9,942	—

Net income	3,777	1.3	23,921	7.2	20,144	533.3
Net income attributable to noncontrolling interests	2,793	0.9	(1,270)	(0.4)	(4,063)	—

Net income attributable to shareholders of Kyocera Corporation	¥6,570	2.2	¥22,651	6.8	¥16,081	244.8

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥35.82		¥123.48
Diluted	35.82		123.48
Average number of shares of common stock outstanding:
Basic	183,444		183,439
Diluted	183,444		183,439

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Three months ended June 30,		Increase (Decrease)
	2012	2013
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥3,777	¥23,921	¥20,144

Other comprehensive income (loss)—net of taxes
Net unrealized gains (losses) on securities	(10,840)	97,283	108,123
Net unrealized gains (losses) on derivative financial instruments	67	(30)	(97)
Pension adjustments	(94)	(341)	(247)
Foreign currency translation adjustments	(18,675)	22,854	41,529

Total other comprehensive income (loss)	(29,542)	119,766	149,308

Comprehensive income (loss)	(25,765)	143,687	169,452
Comprehensive income (loss) attributable to noncontrolling interests	5,079	(4,287)	(9,366)

Comprehensive income (loss) attributable to shareholders of Kyocera Corporation	¥(20,686)	¥139,400	¥160,086

(3) Notes to the consolidated financial statements

Cautionary Statement for Premise of a Going Concern

None.

Cautionary Statement for Significant Changes in Equity

None.

3. OTHER INFORMATION

Changes in accounting policies

Recently Adopted Accounting Standards

On April 1, 2013, Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2011-10, “Derecognition of in Substance Real Estate—a Scope Clarification.” This accounting standard requires the reporting entity to apply the guidance in Accounting Standards Codification (ASC) 360-20, “Property, Plant, and Equipment—Real Estate Sales” to determine whether it should derecognize the in substance real estate when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the impairment test. An entity is not required to calculate the fair value of the indefinite-lived intangible asset unless the entity determines that it is more likely than not that the indefinite-lived intangible asset is impaired. As this accounting standard did not actually change how the impairment would be calculated, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.